Exhibit 99.1

Dated 15 March 2021

(1) Grandshores Technology Group Limited

(雄岸科技集團有限公司); and

(2) Lion Brokers Limited (獅子國際有限公司)

SUBSCRIPTION AGREEMENT

in respect of the issue of
new shares by

Grandshores Technology Group Limited

雄岸科技集團有限公司

THIS AGREEMENT is made on the 15th day of March 2021

BETWEEN:-

(1)	Grandshores Technology Group Limited (雄岸科技集團有限公司), a company incorporated in the Cayman Islands with limited liability whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands and having its principal place of business in Hong Kong at Unit 1503, 15/F, Greenfield Tower, Concordia Plaza, 1 Science Museum Road, Tsim Sha Tsui, Kowloon, Hong Kong, the shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited (Stock Code: 1647) (the “Company”, together with its subsidiaries, the “Group”); and

(2)	Lion Brokers Limited (獅子國際有限公司), a company incorporated in the Cayman Islands with limited liability whose registered office is at 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands (the “Subscriber”).

WHEREAS:-

(A)	The Company has, at the date of this Agreement, an authorised share capital of HK$50,000,000.00 divided into 5,000,000,000 Shares of HK$0.01 each, of which 1,030,540,000 Shares have been issued and are fully paid.

(B)	All of the issued Shares are currently listed on the Main Board.

(C)	The Company has agreed to allot and issue and the Subscriber has agreed to subscribe for the Subscription Shares at the Subscription Price on the terms and subject to the conditions herein contained.

(D)	The directors of the Company have been duly authorised pursuant to the General Mandate.

(E)	The Subscription Shares are to be allotted and issued pursuant to the General Mandate.

NOW IT IS HEREBY AGREED AS FOLLOWS:-

1.	Purpose and Definition

1.1	The Schedules to this Agreement form an integral part of this Agreement and shall be construed and have the same full force and effect as if expressly set out in the main body of this Agreement.

1.2	The words and expressions set out in this Agreement (including the recitals above) shall have the meanings attributed to them below unless the context otherwise requires: -

“Agreement”	this subscription agreement (including the Recitals and the Schedules hereto) and as amended, supplemented or modified by the parties hereto from time to time;

“Announcement”	the announcement to be published by the Company immediately following the execution of this Agreement in connection with, inter alia, the Subscription;

“Business Day”

a day on which banks in Hong Kong are open for general banking business (except a Saturday, Sunday and public holiday defined under the Interpretation and General Clauses Ordinance (Chapter 1 of the laws of Hong Kong) or a day on which a typhoon signal No. 8 or above or black rainstorm warning is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m.;

“Companies Ordinance”	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended, supplemented and/or modified from time to time;

“Company’s Warranties”	the Company’s representations, warranties and undertakings under Clause 6 and Schedule 2A;

“Completion”	completion of the transaction(s) contemplated herein pursuant to Clause 4 and Schedule 1;

“Completion Date”	a day falling within five (5) Business Days following the date on which the Conditions Precedent are fulfilled or such other date as the Company and the Subscriber may agree;

“Conditions Precedent”	the conditions precedent set out in Clause 3.1;

“Director(s)”	the director(s) of the Company;

“General Mandate”

the general mandate granted to the Directors by an ordinary resolution of the shareholders passed on 25 September 2020 to allot and issue new Shares not exceeding 20% of the issued share capital of the Company as at 25 September 2020, i.e. 206,108,000 Shares;

“HK$”	Hong Kong dollars, the lawful currency in Hong Kong;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Lion Group”

Lion Group Holding Limited, a company listed on the NASDAQ (ticker symbol: LGHL), operates an all-in-one trading platform that offers products and services including contract-for-difference trading, insurance brokerage, futures trading, and securities trading with a focus on Chinese investors, and is the ultimate beneficial owner of the Subscriber

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange;

“Main Board”	the Main Board of the Stock Exchange;

“PRC”	the People’s Republic of China, which, for the purpose of this Agreement, excludes Hong Kong, Macau Special Administrative Region and Taiwan;

“Shares”	the ordinary shares of par value HK$0.01 each of the Company;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Subscriber’s Warranties”	the Subscriber’s representations, warranties and undertakings under Clause 6 and Schedule 2B;

“Subscription”	the subscription of the Subscription Shares at the Subscription Price by the Subscriber as contemplated under this Agreement;

“Subscription Shares”	64,500,000 Shares to be subscribed by the Subscriber under this Agreement; and

“Subscription Price”	HK$27,090,000.00, being the subscription price payable by the Subscriber to the Company for the subscription of the Subscription Shares.

1.3	Except as otherwise expressly provided, expressions defined in the Companies Ordinance have the same meanings in this Agreement.

1.4	A reference to a statute or statutory provision includes a reference:-

(a)	to that statute or provision as from time to time modified or re-enacted;

(b)	to any repealed statute or statutory provision which it re-enacts (with or without modification); and

(c)	to any orders, regulations, instruments or other subordinate legislation made under the relevant statute or statutory provision.

1.5	A reference to a Recital, Clause, Sub-Clause or Schedule is to a recital, clause, sub-clause or schedule (as the case may be) of or to this Agreement.

1.6	The headings are for convenience only and do not affect interpretation.

1.7	The definitions adopted in the Recitals preceding this Clause apply throughout this Agreement.

2.	Issue and Subscription of the Subscription Shares

2.1	Subject to fulfilment of the Conditions Precedent and the terms and conditions as set out herein, the Subscriber shall subscribe for and the Company shall allot and issue the Subscription Shares at the Subscription Price, which shall rank pari passu among themselves and with all of the Shares in issue at the Completion Date.

2.2	The Subscription Price payable by the Subscriber for the subscription of the Subscription Shares shall be HK$27,090,000.00 based on the price of HK$0.42 per Subscription Share.

3.	Conditions Precedent

3.1	It shall be conditions precedent to Completion that prior thereto:-

(a)	the Stock Exchange shall have granted (either unconditionally or subject only to conditions to which neither the Company nor the Subscriber shall reasonably object) the listing of, and permission to deal in, the Subscription Shares; and

(b)	any other approval as may be required by applicable laws, rules or regulations for the Subscription.

3.2	If the Conditions Precedent are not fulfilled on or before 31 May 2021 or such later date as may be agreed between the Company and the Subscriber, this Agreement will lapse and become null and void and the parties will be released from all obligations hereunder, save for the liabilities for any antecedent breaches hereof and the confidential obligation under Clause 7 hereunder.

4.	Completion

Subject to the fulfilment of the Conditions Precedent, Completion shall take place on the Completion Date, at such place and at such time as the Company and the Subscriber may agree, and each party shall perform its respective obligations set out in Schedule 1.

5.	Lock-up

5.1	There will be a lock-up period of: (i) three (3) months after the Completion Date for 50% of the Subscription Shares; and (ii) six (6) months after the Completion Date for the remaining 50% of the Subscription Shares.

5.2	During the lock-up period, the Subscriber undertakes not to, and shall procure its nominees and company controlled by it and trusts associated with it (whether individually or together and whether directly or indirectly) not to: (i) offer, lend, pledge, issue, sell, contract to sell, sell any option or contract to purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of (either conditionally or unconditionally, or directly or indirectly, or otherwise) any Subscription Shares or any interests therein beneficially owned or held by the Subscriber; or (ii) enter into any swap or similar agreement that transfers, in whole or in part, the economic risk of ownership of such Subscription Shares or such other securities, in cash or otherwise; or (iii) announce any intention to enter into or effect any such transaction described in (i) or (ii) above, unless with the prior written consent of the Company.

6.	Representations, Warranties and Undertakings

6.1	The Company hereby represents, warrants and undertakes to the Subscriber in the terms set out in this Clause 6 and Schedule 2A as at the date hereof and that each of the Company’s Warranties is now and will at Completion be true, complete and accurate in all material respects.

6.2	The Subscriber hereby represents, warrants and undertakes to the Company in the terms set out in this Clause 6 and Schedule 2B as at the date hereof and that each of the Subscriber’s Warranties is now and will at Completion be true, complete and accurate in all material respects and the Subscriber hereby agrees and acknowledges that the Company is entering into this Agreement in reliance on the Subscriber’s Warranties.

6.3	Each of the parties undertakes to provide the other party promptly upon request with such information as may be requested to be provided to the Stock Exchange and/or other regulatory authorities in connection with the subject matter of this Agreement.

6.4	Each of the parties shall notify the other party upon it becoming aware prior to Completion of any event which could reasonably be expected to cause any of the Company’s Warranties and any of the Subscriber’s Warranties respectively to be incorrect, misleading or breached in any material respect or which may have any material adverse effect on any of its assets or liabilities.

6.5	Each of the parties hereby undertakes to indemnify and always keep indemnified the other party against any damages, losses, costs, expenses (including legal costs and expenses) or other liabilities which it may suffer or incur as a result of or in connection with any breach of the Company’s Warranties and the Subscriber’s Warranties respectively or any of the Company’s Warranties and any of the Subscriber’s Warranties being untrue or misleading in any material respect.

6.6	If any of the parties hereto fails to perform any of its obligations in any respect (including its obligation at Completion) under this Agreement or breaches any of the terms or the Company’s Warranties and any of the Subscriber’s Warranties respectively set out in this Agreement in any material respect prior to Completion then, without prejudice to all and any other rights and remedies available at any time to the other non-defaulting party (including but not limited to the right to damages for any loss suffered by the other non-defaulting party), the other non-defaulting party may, by notice either require the other defaulting party to perform such obligations or, insofar as the same is practicable, remedy such breach, or to the extent it relates to the failure of the defaulting party to perform any of its obligations on or prior to Completion in any respect treat the defaulting party as having repudiated this Agreement and rescind the same. The rights conferred upon the other non-defaulting party by the provisions of this Clause 6.6 are additional to and do not prejudice any other rights the other non-defaulting party may have. Failure to exercise any of the rights herein conferred shall not constitute a waiver of any such rights.

6.7	Each of the Company’s Warranties and the Subscriber’s Warranties shall be separate and independent and, except as expressly provided to the contrary, shall not be limited by reference to or inference from any other Company’s Warranty, Subscriber’s Warranty or any other term of this Agreement.

6.8	The Company’s rights in respect of each of the Subscriber’s Warranties, and the Subscriber’s rights in respect of each of the Company’s Warranties shall survive Completion and continue in full force and effect notwithstanding Completion.

7.	Confidentiality

7.1	Subject to Clause 7.2, each party hereto shall treat as strictly confidential all information received or obtained as a result of negotiating, entering into or performing this Agreement which relates to the contents of this Agreement; the negotiations relating to this Agreement; the subject matter of this Agreement; or the other party (the “Confidential Information”) and not to disclose or cause, permit or suffer to be disclosed any such Confidential Information to any other person, except where such disclosure is made with the prior consent of such other party in writing.

7.2	The provisions set out in this Clause 7 shall not apply to a party in respect of any Confidential Information which is disclosed to the professional advisers of such party; has come into public domain otherwise than by any breach on the part of such party; or is required by any relevant governmental authorities or regulatory body, by any law or any applicable rules or regulations, or pursuant to an order of a court of competent jurisdiction to be disclosed.

7.3	The provisions set out in this Clause 7 shall survive the termination of this Agreement in the event that it is terminated in accordance with Clause 3.2.

8.	Announcement

8.1	Subject to Clause 8.2, none of the parties shall make any announcement concerning the provisions or subject matter of this Agreement or containing any information about the other party without the prior written approval of the other party (which approval shall not be unreasonably withheld or delayed).

8.2	Clause 8.1 shall not apply if and to the extent that such announcement is required by law or any applicable rules or regulations or by the Stock Exchange or any other securities exchange or regulatory or governmental body having jurisdiction over it and whether or not the requirement has the force of law, provided that any such announcement shall be made only after the provision by the party which is required to make such announcement of drafts of such announcement to and consultation with the other party.

9.	Notices

9.1	Any notice required or permitted to be given by or under this Agreement shall be in writing and shall be given by delivering it to the address/facsimile number of the relevant party concerned shown below:-

The Company	:	Address: Unit 1503, 15/F, Greenfield Tower Concordia Plaza, 1 Science Museum Road, Tsim Sha Tsui, Kowloon, Hong Kong Facsimile number: (852) 31010318 Attn.: Mr. Wong Ngai
The Subscriber’s Process Agent	:	Address: Unit A-C, 33/F, Tower A, Billion Centre, 1 Wang Kwong Road, Kowloon Bay, Hong Kong Facsimile number: (852) 28269193 Attn.: Mr. Wilson Wang or to such other address/facsimile number as the party concerned may have been notified to the other parties pursuant to this Clause and may be given by sending it by hand or in a prepaid envelope by registered mail or by facsimile to (as the case may be) such address/facsimile number or to such other address/facsimile number as the party concerned may have notified to the other party in accordance with this Clause and such notice shall be deemed to be served (if sent by hand) at the time of delivery or (if sent by registered mail) two (2) Business Days after posting, or if sooner upon acknowledgement of receipt by or on behalf of the party to which it is addressed or (if sent by facsimile) on receipt of confirmation of transmission. Any notice received on a day which is not a Business Day shall be deemed to be received on the next Business Day.

9.2	The Subscriber hereby irrevocably appoint Wilson Wang, holder of Hong Kong Identity Card No. M070299(A), of Unit A-C, 33/F, Tower A, Billion Centre, 1 Wang Kwong Road, Kowloon Bay, Kowloon, Hong Kong as its agent in Hong Kong with full authority to receive, accept and acknowledge for it and on its behalf, service of process in any legal action or proceedings (the “Proceedings”) arising out of or in connection with any matter concerning this Agreement. Such service shall be deemed completed on delivery to the process agent (whether or not it is forwarded to and received by it). The Subscriber undertakes not to revoke the authority of the aforesaid process agent and if, for any reason, the process agent ceases to be able to act as such or no longer has an address in Hong Kong, it shall promptly appoint a substitute process agent in Hong Kong acceptable to the Company, procure the new agent to sign an acceptance of appointment of process agent in form and substance satisfactory to the Company and forthwith deliver to the Company such new agent’s acceptance of appointment Provided That until the Company receive such acceptance, the Company shall be entitled to treat the agent named above (or its successors) as the Company’s agent for the purpose of service of process in any Proceedings in relation to any matter concerning this Agreement.

10.	Costs and Expenses

10.1	Each party shall bear all its own costs and expenses incurred in connection with the preparation, negotiation and completion of this Agreement.

10.2	Stamp duty and all other fees and duties (if any) relating to the allotment and issue of the Subscription Shares and the fulfillment of the Conditions Precedent shall be borne by the Company and the Subscriber in equal share.

11.	General Provisions relating to this Agreement

11.1	As regards any date or period time shall be of the essence of this Agreement.

11.2	Each party undertakes to the other party to execute or procure to be executed all such documents and to do or procure to be done all such other acts and things as may be reasonable and necessary to give all parties the full benefit of this Agreement.

11.3	This Agreement shall be binding on and enure for the benefit of the successors of each of the parties and shall not be assignable.

11.4	The exercise of or failure to exercise any right or remedy in respect of any breach of this Agreement shall not, save as provided herein, constitute a waiver by such party of any other right or remedy it may have in respect of that breach.

11.5	Any right or remedy conferred by this Agreement on any party for breach of this Agreement (including without limitation the breach of any representations and warranties) shall be in addition and without prejudice to all other rights and remedies available to it in respect of that breach.

11.6	Any provision of this Agreement which is capable of being performed after Completion but which has not been performed at or before Completion and all representations and warranties and other undertakings contained in or entered into pursuant to this Agreement shall remain in full force and effect notwithstanding Completion.

11.7	This Agreement constitutes the entire agreement between the parties with respect to its subject matter (neither party having relied on any representation or warranty made by the other party which is not contained in this Agreement) and no variation of this Agreement shall be effective unless made in writing and signed by all of the parties.

11.8	This Agreement supersedes all and any previous agreements, arrangements or understanding between the parties relating to the matters referred to in this Agreement and all such previous agreements, understanding or arrangements (if any) shall cease and determine with effect from the date hereof.

11.9	If at any time any provision of this Agreement is or becomes illegal, void or unenforceable in any respect, the remaining provisions hereof shall in no way be affected or impaired thereby.

11.10	This Agreement shall not be amended, supplemented or modified except by a written instrument signed by all parties.

11.11	Unless otherwise expressly provided to the contrary in this Agreement, a person who is not a party to this agreement has no right under the Contracts (Rights of Third Parties) Ordinance (Chapter 623 of the laws of Hong Kong) to enforce or to enjoy the benefit of any term of this Agreement. Notwithstanding any term of this Agreement, the consent of any person who is not a party is not required to rescind or vary this Agreement at any time.

12.	Governing Law and Jurisdiction

12.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

12.2	Each party irrevocably agrees that the courts of Hong Kong shall have jurisdiction to hear and determine any suit action or proceeding, and to settle any disputes which may arise out of or in connection with this Agreement and for such purposes each party irrevocably submits to the non-exclusive jurisdiction of such actions.

13.	Counterparts

This Agreement may be executed by the parties hereto in any number of counterparts and on separate counterparts, each of which when so executed shall be deemed an original but all of which shall constitute one and the same instrument and is binding on all parties.

Schedule 1

Completion Requirements

1.	Obligations of the Company

At Completion, the Company shall deliver to the Subscriber (or to such person as the Subscriber may direct):-

(a)	a certified copy of the board resolutions of the Company approving and authorising the execution and completion of this Agreement and the allotment and issue of the Subscription Shares; and

(b)	the share certificate(s) duly issued in favour of the Subscriber.

2.	Obligations of the Subscriber

At Completion, the Subscriber shall:

(a)	make payment in full of the Subscription Price to the Company by bank transfer to the following bank account of the Company and deliver the copy of the transfer record to the Company as soon as possible:

Account Holder:	Grandshores Technology Group Limited 雄岸科技集團有限公司
Bank:	China Construction Bank (Asia) Corporation Limited
Account No:	009-000-015870795

(b)	submit the application for shares duly signed by its authorised signatory; and

(c)	a certified copy of the board resolutions of the Subscriber approving and authorising the execution and completion of this Agreement and the subscription for the Subscription Shares.

Schedule 2A
Company’s Representations and Warranties

1.	The information set out in the Recitals is true and accurate. The Company has full power, authority and capacity to allot and issue the Subscription Shares under its Memorandum and Articles of Association and the directors of the Company have full power and authority to effect such allotment and issue;

2.	Save and except as expressly provided for in this Agreement, all necessary consents and authorisations have been obtained or will be obtained upon Completion to enable the Subscription Shares to be allotted and issued;

3.	The Company has full power and authority to enter into and perform this Agreement and it has corporate capacity to enter into and comply with its obligations hereunder and this Agreement has been duly authorised and executed by and constitutes legally binding obligations of the Company;

4.	The entire existing issued share capital of the Company is listed on the Main Board and the Company is not aware of any circumstances whereby such listing will be cancelled or revoked on or before Completion;

5.	The Subscription Shares, when issued and fully paid up, shall rank pari passu in all respects inter se and with all other Shares then in issue;

6.	The Company shall have sufficient authorised but unissued share capital on the Completion Date to allot and issue the Subscription Shares and all the Subscription Shares to be allotted and issued pursuant to the terms of this Agreement will be so allotted and issued by the directors of the Company exercising the General Mandate and that the allotment and issue of the full amount of the Subscription Shares will not exceed any limit to which the General Mandate is subject;

7.	Neither this Agreement nor the Subscription will constitute or give rise to a breach of or default under the constitutional documents or any agreement or other arrangement to which any member of the Group is party or give rise to any rights of any third party in respect of any assets of the Group; and

8.	Except for the share options as at the date of this Agreement, no unissued share capital of any member of the Group is under any option or agreed conditionally or unconditionally to be put under any option and no person has an outstanding warrant, pre-emptive right or any other right of any description to require Shares to be allotted or issued by any member of the Group.

Schedule 2B
Subscriber’s Representations and Warranties

1.	All necessary consents, authorisations and approvals of and all necessary registrations and filings with any governmental or regulatory agency or body required in Hong Kong, Cayman Islands or any relevant jurisdiction for or in connection with this Agreement and the performance of the terms thereof have been obtained or made or will have been obtained or made by Completion. In entering into this Agreement, the Subscriber does not breach of any existing obligation or applicable legislation.

2.	Subject as otherwise provided herein, the terms of this Agreement will not infringe and will not be contrary to any laws or regulations of any governmental or regulatory body of Hong Kong, Cayman Islands or any relevant jurisdiction, as the case may be, and will not constitute a default under any deed, agreement, mortgage or other instrument to which the Subscriber is a party including, but not limiting to, any bank or loan facility or agreement. Compliance with the terms of this Agreement does not and will not result in the creation, imposition, crystallisation or enforcement of any encumbrance whatsoever on or over any of the assets of the Subscriber or in any present or future indebtedness of the Subscriber becoming due and payable or capable of being declared due and payable prior to its stated maturity.

3.	The Subscriber has full power and authority to enter into and perform this Agreement and it has corporate capacity to enter into and comply with its obligations hereunder and this Agreement has been duly authorised by its members and board and executed by and constitutes legally binding obligations of the Subscriber.

4.	Save as disclosed in the announcement of the Company dated 22 February 2021 and so far as the Subscriber is aware, each of Lion Group and the Subscriberis an independent third party of the Company and its connected persons (as defined in the Listing Rules).

5.	The Subscriber is not insolvent, unable to pay its debts as they fall due or has proposed or is liable for any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Subscriber and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Subscriber and no event has occurred to give the right to enforce such security.

6.	There are no grounds on which any person would be entitled to have the Subscriber declared bankrupt, and no person has threatened to present such a petition or has taken any step in relation thereto under the law relating to insolvency or the relief of debtors in any part of the world.

7.	No distress, execution or other process has been levied on any material asset owned or used by the Subscriber, nor has any person threatened any such distress, execution or other process.

8.	So far as the Subscriber is aware, the Subscriber is not subject to any order, judgment, direction, investigation or other proceedings by any governmental authority which will, or are likely to, prevent or delay the performance of its obligations under this Agreement.

9.	The Subscriber has available cash or available loan facilities which will provide in immediately available funds the necessary cash resources to pay the Subscription Price, and meet its other obligations under this Agreement.

10.	The Subscriber is not aware of any facts or circumstances which could reasonably be expected to result in a claim being made against the Company or any misrepresentation by or on behalf of the Company in connection with the transactions contemplated by this Agreement.

11.	The Subscriber has not placed any reliance on the representation not contained in any public announcement issued by the Company for the Subscription.

12.	The Subscriber is not directly or indirectly funded or backed by the Company, its directors, substantial shareholder(s), chief executive, any of its respective associates or any party acting in concert (within the meaning of The Codes on Takeovers and Mergers and Share Buy-backs) with any of the foregoing persons.

13.	The Subscriber is not subscribing the Subscription Shares on behalf of a principal, or holding the Subscription Shares on trust of a third party.

14.	The Subscriber is not a person or company who is accustomed to take instructions from the Company, a connected person (as defined in the Listing Rules) of the Company in relation to the acquisition, disposal, voting or any other disposition of securities in the Company.

15.	The Subscriber is an indirect wholly-owned subsidiary of Lion Group.

AS WITNESS whereof this Agreement has been duly executed on the date first above written.

The Company

SIGNED by	)
)
director(s) and person(s) duly authorised by	)
the board of directors for and on behalf of	)
Grandshores Technology Group Limited	)
雄岸科技集團有限公司	)
in the presence of :-)

The Subscriber

SIGNED by	)
Wang Chunning	)	/s/ Wang Chunning
director(s) and person(s) duly authorised by	)
the board of directors for and on behalf of	)
Lion Brokers Limited	)
(獅子國際有限公司))
in the presence of :-)

Lee Sze Hau /s/ Lee Sze Hau